UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*

Coastcast Corporation (Name of Issuer)
COMMON STOCK, NO PAR VALUE (Title of Class of Securities)
190 57T 108 (CUSIP Number)
May 24, 2004 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 190 57T 108

1.	Names of Reporting Persons. NEWCASTLE PARTNERS, L.P. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 538,000

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 538,000

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 538,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.85%

12.	Type of Reporting Person PN

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SCHEDULE 13G
CUSIP No. 190 57T 108

1.	Names of Reporting Persons. NEWCASTLE CAPITAL MANAGEMENT, L.P. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 538,000

	6.	Shared Voting Power 0 Shares

	7.	Sole Dispositive Power 538,000

	8.	Shared Dispositive Power 0 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 538,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.85%

12.	Type of Reporting Person PN

3

SCHEDULE 13G
CUSIP No. 190 57T 108

1.	Names of Reporting Persons. NEWCASTLE CAPITAL GROUP, L.L.C. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 538,000

	6.	Shared Voting Power 0 Shares

	7.	Sole Dispositive Power 538,000

	8.	Shared Dispositive Power 0 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 538,000 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.85%

12.	Type of Reporting Person OO

4

SCHEDULE 13G
CUSIP No. 190 57T 108

1.	Names of Reporting Persons. MARK E. SCHWARZ I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 538,000 shares

	6.	Shared Voting Power 0 Shares

	7.	Sole Dispositive Power 538,000 shares

	8.	Shared Dispositive Power 0 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 538,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.85%

12.	Type of Reporting Person IN

5

Item 1.
(a)	Name of Issuer Coastcast Corporation
(b)	Address of Issuer's Principal Executive Offices 3025 East Victoria Street Rancho Dominguez, CA 90221

Item 2.
(a)

Name of Person Filing

This statement is jointly filed by Newcastle Partners, L.P., a Texas limited partnership (“NP”), Newcastle Capital Management, L.P., a Texas limited partnership (“NCM”), Newcastle Capital Group, L.L.C., a Texas limited liability company (“NCG”), and Mark E. Schwarz (together with NP, NCM and NCG, the “Reporting Persons”). Because Mark E. Schwarz is the managing member of NCG, which is the general partner of NCM (Mark E. Schwarz, NCG and NCM are hereinafter referred to as the “Controlling Persons”), which in turn is the general partner of NP, the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by NP. The Reporting Persons are filing this joint statement, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b)	Address of Principal Business Office or, if none, Residence 300 Crescent Court Suite 1110 Dallas, TX 75201
(c)	Citizenship Mark E. Schwarz is a citizen of the United States of America.
(d)	Title of Class of Securities Common Stock, par value $0.10 per share
(e)	CUSIP Number 190 57T 108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: 538,000 shares*
(b)	Percent of class: 6.85% (based on 7,635,042 shares of Common Stock outstanding as of September 24, 2003 as reported in the Issuer’s 10-Q statement for the quarter ended June 30, 2003)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 538,000 shares*
	(ii)	Shared power to vote or to direct the vote 0 shares
	(iii)	Sole power to dispose or to direct the disposition of 538,000 shares*
	(iv)	Shared power to dispose or to direct the disposition of 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Instruction: Dissolution of a group requires a response to this item.

         *Represents shares held directly by NP. By virtue of their relationship with NP, the Controlling Persons may each be deemed to beneficially own the 538,000 shares of Common Stock of the Issuer held by NP.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
See Exhibit A.

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2004
NEWCASTLE PARTNERS, L.P.
By:	/s/ Newcastle Capital Management, L.P., Newcastle Capital Management, L.P.,
Title:	its general partner

By:	/s/ Newcastle Capital Group, L.L.C., Newcastle Capital Group, L.L.C.,
Title:	its general partner

By:	/s/ Mark E. Schwarz, Mark E. Schwarz,
Title:	Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.
By:	/s/ Newcastle Capital Group, L.L.C., Newcastle Capital Group, L.L.C.,
Title:	its general partner

By:	/s/ Mark E. Schwarz, Mark E. Schwarz,
Title:	Managing Member

NEWCASTLE CAPITAL GROUP, L.P.
By:	/s/ Mark E. Schwarz, Mark E. Schwarz,
Title:	Managing Member

/s/ Mark E. Schwarz,
MARK E. SCHWARZ

SCHEDULE 13G
CUSIP No. 190 57T 108

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G, dated June 6, 2004 with respect to the shares of Common Stock of The Dwyer Group, Inc. and any further amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Date: June 6, 2004
NEWCASTLE PARTNERS, L.P.
By:	/s/ Newcastle Capital Management, L.P., Newcastle Capital Management, L.P.,
Title:	its general partner

By:	/s/ Newcastle Capital Group, L.L.C., Newcastle Capital Group, L.L.C.,
Title:	its general partner

By:	/s/ Mark E. Schwarz, Mark E. Schwarz,
Title:	Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.
By:	/s/ Newcastle Capital Group, L.L.C., Newcastle Capital Group, L.L.C.,
Title:	its general partner

By:	/s/ Mark E. Schwarz, Mark E. Schwarz,
Title:	Managing Member

NEWCASTLE CAPITAL GROUP, L.P.
By:	/s/ Mark E. Schwarz, Mark E. Schwarz,
Title:	Managing Member

/s/ Mark E. Schwarz,
MARK E. SCHWARZ